

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05002235

January 18, 2005

Claudia S. Toussaint
Vice President and Corporate Secretary
Sprint Corporation
6200 Sprint Parkway
KSOPHF0302-3B679
Overland Park, KS 66251

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/18/2005

Re: Sprint Corporation
Incoming letter dated December 17, 2004

Dear Ms. Toussaint:

This is in response to your letter dated December 17, 2004 concerning the shareholder proposal submitted to Sprint by Edward P. Olson. We also have received a letter on the proponent's behalf dated January 7, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

101830



Claudia S. Toussaint
Vice President and Corporate Secretary

Corporate Governance and Ethics
KSOPHF0302-3B679
6200 Sprint Parkway
Overland Park, KS 66251
Voice 913 794 1513
Fax 913 523 9825
claudia.toussaint@mail.sprint.com

December 17, 2004

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Rule 14a-8(i)(10)

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Sprint Corporation (the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Stockholders (the "2005 Proxy Statement") a proposal (the "Proposal") submitted by Edward P. Olson (the "Proponent") by a letter received on October 29, 2004.

We are enclosing six copies of this letter, the Proposal and supporting statement. In general, the Proposal calls for the Company's Board of Directors to declassify the Board of Directors so that each director would stand for election annually beginning with the annual meeting of the Company in 2006.

It is our belief that the Proposal may properly be omitted from the 2005 Proxy Statement under Rule 14a-8(i)(10). Accordingly, we wish to inform the staff (the "Staff") of the Division of Corporation Finance (and by a copy of this letter the Proponent) of this intended omission and to explain the reasons for our position.

The Proposal. The Proposal states as follows:

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible to adopt and implement annual election of each director.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy example.

ANALYSIS AND BASIS FOR EXCLUSION

The Company May Exclude the Proposal Under Rule 14a-8(i)(10) Because the Company Has Already Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits exclusion of a stockholder proposal if "the company has already substantially implemented the proposal."[1] According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of stockholders having to consider matters which have already been favorably acted upon."[2] The Staff has indicated that a determination as to whether a company has "substantially implemented" a stockholder proposal depends upon whether the company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal."[3]

The Proposal seeks to have shareholders vote to declassify the Company's board of directors. The Company's stockholders already have voted to declassify the Company's board of directors. At the 2003 annual meeting of stockholders, the Company submitted a management proposal to amend the Company's Articles of Incorporation to declassify the Company's board of directors and provide for the annual election of each director as their existing terms expired.[4] At the 2003 annual meeting of stockholders, the Company's stockholders voted to approve the declassification of the Company's board in the manner proposed by management.

The Proposal requests that the Company declassify its board in such a manner as to cause each director to stand for election annually beginning in 2006. The Company has already declassified its board and taken all actions necessary or appropriate to cause the annual election of all directors beginning with the annual meeting of stockholders of the Company in 2006. Consequently, in 2004, the directors in Class III became subject to annual elections.[5] In 2005, all directors except the two directors remaining in Class II will become subject to annual elections. In 2006, all directors will become subject to annual elections. All actions necessary to ensure the desired result of the Proposal have already been implemented. Accordingly, we believe that the Proposal has been fully implemented.

For these reasons, we believe that the Company may omit the Proposal under Rule 14a-8(i)(10). We, therefore, hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from Sprint's 2005 Proxy Statement. Should the

---

[1] See Exchange Act Release No. 34-20091 (August 16, 1983); see also Exchange Act Release No. 34-40018 (dated May 21, 1998).
[2] See Exchange Act Release No. 34-12598 (July 7, 1976).
[3] Texaco, Inc. (avail. Mar. 28, 1991).
[4] See "Proposal to Adopt an Amendment to the Articles of Incorporation to Eliminate Classification of Sprint's Board Of Directors" on pp. 28-29 of Sprint 2003 Proxy Statement filed on April 15, 2003, available at http://www.sprint.com/sprint/ir/sec/.
[5] See "Election of Directors" on p. 7 of Sprint 2004 Proxy Statement filed on March 16, 2004, available at http://www.sprint.com/sprint/ir/sec/.

Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of Sprint's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response.

If you have any questions regarding any aspect of this request, please feel free to call the undersigned, collect, at (913) 794-1513. As requested in Staff Legal Bulletin No. 14 (July 13, 2001) and Staff Legal Bulletin 14B (September 15, 2004), attached are copies of the following relevant correspondence with the Proponent or the Proponent's representative:

Exhibit A – Proponent's cover letter, Proposal and supporting statement
Exhibit B – Electronic mail message with a letter attached to Proponent's representative, John Chevedden, dated November 16, 2004
Exhibit C – Electronic mail message to Proponent's representative dated November 19, 2004
Exhibit D – Letter to Proponent dated November 29, 2004

Please acknowledge receipt of this letter and its enclosures by stamping the receipt copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,



Claudia S. Toussaint

Enclosures
cc: Edward P. Olson
3729 Weston Place
Long Beach, California 90807

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
Facsimile: 310-371-7872

EXHIBIT A

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

Ms. Claudia S. Toussaint, Corporate Secretary
Sprint Corporation
6200 Sprint Pkwy
Overland Park KS 66251
PH: 913 624-3000
FX: 913 624-5386, 523-9825

Dear Ms. Toussaint,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



Edward P. Olson

10/25/04
Date

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy example.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, recommends adoption of this proposal topic.

Annual Vote on Each Audit Committee Member

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing.

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- An awesome 80% shareholder vote was required to make certain key changes at our company – entrenchment concern.
- The combination of our 80% super majority vote requirement and 3-year director terms could pose a formidable barrier to a profitable offer for our stock. Or an exchange for stock in a more valuable company.
- We had no Lead Director or Independent Chairman.
- Our key Audit Committee had 2 of 3 members with 16-years tenure including the chairman – independence concern. Plus one member was age 75.
- Four directors were allowed to hold 4 to 7 board seats – over-extension concern.
- 2003 CEO pay of $11 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

The above slate of sub-par practices reinforce the reason to adopt the one RESOLVED statement at the beginning of this proposal.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Verification of stock ownership will be forwarded. Shares are intended to be held until after the shareholder meeting.

EXHIBIT B

Mehrer, Kathy M [CC]

From: Jordan, Jack R [CC]
Sent: Tuesday, November 16, 2004 5:08 PM
To: 'olmsted7p@earthlink.net'
Subject: Mr. Olson's shareholder proposal for Sprint

John,

The first page of the attached Word document is a letter addressed to you. An executed PDF version is also attached.

The 2nd page of the attached Word document is the acknowledgment that we requested regarding the withdrawal of the proposal because it already has been implemented. I would appreciate it if you would print it and fax it back to me.

Also attached are excerpts from Sprint's 2003 and 2004 proxy statements, which were referenced in the attached letter to you.

Please reply to this email so that I will know that you received it.

Thank you.

Jack

Jack R. T. Jordan
Attorney
Sprint Corporation
Office of the Corporate Secretary
913-794-1482 (fon)
913-523-0528 (fax)


Ltr to Chevedden.doc


PDF
Ltr to Chevedden.PDF

Sprint's 2004 Proxy Statement included the following statement regarding the declassification of our Board of Directors, which will result in all Board members being elected annually beginning in 2006:

I. ELECTION OF DIRECTORS

(Item 1 on Proxy Card)

The Board of Directors of Sprint was previously divided into three classes, with the term of office of each class ending in successive years. In 2003, Sprint amended its Articles of Incorporation to require that each Director elected at or after the 2004 Annual Meeting would be elected for a one-year term. Directors elected before the 2004 Annual Meeting (including Directors appointed by the Board to fill a vacancy) will serve the full duration of their existing three-year terms. The terms of the Directors formerly in Class III expire with this meeting. Each of the four nominees, if elected, will serve one year until the 2005 Annual Meeting and until a successor has been elected and qualified. The Directors in Class I will continue in office until the 2005 Annual Meeting and the Directors in Class II will continue in office until the 2006 Annual Meeting.

Sprint's 2003 Proxy Statement included the following management proposal:

II. PROPOSAL TO ADOPT AN AMENDMENT TO THE ARTICLES OF INCORPORATION TO ELIMINATE CLASSIFICATION OF SPRINT'S BOARD OF DIRECTORS

(Item 2 on Proxy Card)

The Board of Directors has approved an amendment to ARTICLE *FIFTH* of Sprint's Articles of Incorporation to eliminate classification of Sprint's Board of Directors. The text of the proposed amendment, marked to show changes from the current Articles of Incorporation, is set forth in Appendix B to the proxy statement.

Sprint's Articles of Incorporation currently include a provision, adopted by Sprint's stockholders in 1983, establishing a classified Board of Directors. As a result, the Board of Directors was divided into three classes, with one class standing for election each year for a three-year term.

Reasons for and Effects of Proposed Amendment. At the time the Stockholders approved the establishment of a classified board in 1983, many companies and their stockholders believed a classified board would increase continuity and stability in a board's composition and in the policies formulated by the board. They also believed implementation of a classified board would discourage abusive hostile takeover tactics by making it difficult for raiders to obtain control of a company's board quickly through a proxy contest.

Many investors now believe classified boards decrease directors' accountability to stockholders. A number of scholars and companies now are concluding that despite the benefits of a classified board in promoting corporate stability and in deterring coercive takeover attempts, stockholders should have the opportunity to elect the company's directors annually. Sprint's Board of Directors agrees with this conclusion. This also was one of the corporate governance enhancements agreed to as part of the settlement of the derivative litigation described above.

Accordingly, the Board of Directors has approved and recommends that the Stockholders approve a proposal to amend the Articles of Incorporation to declassify the Board of Directors. Pursuant to the proposal, each Director elected at or after the 2004 Annual Meeting would be elected for a one-year term. Directors elected before the 2004 Annual Meeting (including Directors appointed by the Board to fill a vacancy) would serve the full duration of their existing three-year terms.

The proposed amendment also eliminates language in the current subsection 5(b) of ARTICLE FIFTH to remove a reference to a provision that expired on November 23, 2002.

Vote Required for Adoption of the Amendment to Eliminate the Classified Board of Directors. Adoption of the proposed amendment to the Articles of Incorporation requires the affirmative vote of the holders of a majority of the votes represented by the outstanding shares entitled to vote at the Annual Meeting.

The Board of Directors recommends that the Stockholders vote FOR approval of the amendment.



Claudia S. Toussaint
Vice President and Corporate Secretary

Corporate Governance and Ethics
KSOPHF0302-3B679
6200 Sprint Parkway
Overland Park, KS 66251
Voice 913 794 1513
Fax 913 523 9825
claudia.toussaint@mail.sprint.com

November 16, 2004

VIA FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposal Submitted by Edward Olson

Dear Mr. Chevedden:

We received a letter from Edward P. Olson notifying us that he wished to introduce a proposal for consideration by the shareholders of Sprint Corporation at Sprint's 2005 annual meeting (the "Shareholder Proposal"). The subject of the Shareholder Proposal was the annual election of all members of Sprint's Board of Directors beginning with the 2006 Sprint annual meeting. Mr. Olson's letter was accompanied by written authorization dated October 25, 2004, for you to act on his behalf in all respects regarding the Shareholder Proposal.

As I mentioned in my voicemail message to you this morning, this letter is to inform you that in 2003 Sprint management submitted a proposal to achieve the same result as the Shareholder Proposal, and Sprint shareholders voted to approve management's proposal.[1] Consequently, beginning in 2006, each member of the Sprint Board of Directors will stand for annual election.[2] In light of the fact that the desired result of the Shareholder Proposal has already been achieved, we ask that you withdraw the Shareholder Proposal by signing and dating the enclosed letter and returning it in the enclosed envelope or faxing it to 913-523-0528.

Sincerely,

Claudia S. Toussaint

cc: Edward P. Olson

---

[1] See "Proposal to Adopt an Amendment to the Articles of Incorporation to Eliminate Classification of Sprint's Board Of Directors" on pp. 28-29 of Sprint 2003 Proxy Statement filed on April 15, 2003, available at http://www.sprint.com/sprint/ir/sec/.

[2] See "Election of Directors" on p. 7 of Sprint 2004 Proxy Statement filed on March 16, 2004, available at http://www.sprint.com/sprint/ir/sec/.

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

November __, 2004

Claudia S. Toussaint
Corporate Secretary
Sprint Corporation
6200 Sprint Parkway
KSOPHF0302-3B679
Overland Park, KS 66251

Re: Shareholder Proposal Submitted by Edward Olson

Dear Ms. Toussaint:

Pursuant to the authorization of Mr. Edward P. Olson dated October 25, 2004, to act on his behalf in all respects regarding the shareholder proposal submitted by him for consideration at Sprint Corporation's 2005 annual meeting of shareholders (the "Shareholder Proposal"), I am withdrawing the Shareholder Proposal in light of the fact that the desired result of the proposal submitted by Mr. Olson has already been achieved.

Sincerely,

John Chevedden

Mehrer, Kathy M [CC]

From: Jordan, Jack R [CC]
Sent: Friday, November 19, 2004 12:15 PM
To: 'olmsted7p@earthlink.net'
Subject: Substantial implementation of Mr. Olson's shareholder proposal

Mr. Chevedden,

As you requested, attached is the information evidencing the declassification of the Sprint Board of Directors, which will result in all Board members being elected annually in or before 2006. In 2004, the directors in Class III became subject to annual elections. In 2005, the directors in Class I will become subject to annual elections. In 2006, the directors in Class II will become subject to annual elections.

Mr. Olson's proposal asks that shareholders be asked to vote to require annual elections of the Sprint Board of Directors beginning in 2006. As you can see, this process is already well under way and it will be completed in 2006. Accordingly, we ask that the proposal be withdrawn because it has been substantially implemented.

Please note that Mr. Olson has not provided proof of ownership of any Sprint stock, as required by the proxy rules. Please ensure that proof of ownership is provided as soon as possible if it is your intention not to withdraw the proposal.

Jack R. T. Jordan
913-794-1482 (fon)
913-523-0528 (fax)

Sprint's 2004 Proxy Statement included the following statement regarding the fact that our Articles of Incorporation had been amended as described in our 2003 Proxy Statement, excerpts of which are also attached. Section 3(a) of Article Fifth of our Articles of Incorporation, as amended, attached below for your convenience, is the relevant provision.

I. ELECTION OF DIRECTORS

(Item 1 on Proxy Card)

The Board of Directors of Sprint was previously divided into three classes, with the term of office of each class ending in successive years. In 2003, Sprint amended its Articles of Incorporation to require that each Director elected at or after the 2004 Annual Meeting would be elected for a one-year term. Directors elected before the 2004 Annual Meeting (including Directors appointed by the Board to fill a vacancy) will serve the full duration of their existing three-year terms. The terms of the Directors formerly in Class III expire with this meeting. Each of the four nominees, if elected, will serve one year until the 2005 Annual Meeting and until a successor has been elected and qualified. The Directors in Class I will continue in office until the 2005 Annual Meeting and the Directors in Class II will continue in office until the 2006 Annual Meeting.

Sprint's 2003 Proxy Statement included the following management proposal and Appendix B:

II. PROPOSAL TO ADOPT AN AMENDMENT TO THE ARTICLES OF INCORPORATION TO ELIMINATE CLASSIFICATION OF SPRINT'S BOARD OF DIRECTORS

(Item 2 on Proxy Card)

The Board of Directors has approved an amendment to ARTICLE FIFTH of Sprint's Articles of Incorporation to eliminate classification of Sprint's Board of Directors. The text of the proposed amendment, marked to show changes from the current Articles of Incorporation, is set forth in Appendix B to the proxy statement.

Sprint's Articles of Incorporation currently include a provision, adopted by Sprint's stockholders in 1983, establishing a classified Board of Directors. As a result, the Board of Directors was divided into three classes, with one class standing for election each year for a three-year term.

Reasons for and Effects of Proposed Amendment. At the time the Stockholders approved the establishment of a classified board in 1983, many companies and their stockholders believed a classified board would increase continuity and stability in a board's composition and in the policies formulated by the board. They also believed implementation of a classified board would discourage abusive hostile takeover tactics by making it difficult for raiders to obtain control of a company's board quickly through a proxy contest.

Many investors now believe classified boards decrease directors' accountability to stockholders. A number of scholars and companies now are concluding that despite the benefits of a classified board in promoting corporate stability and in deterring coercive takeover attempts, stockholders should have the opportunity to elect the company's directors annually. Sprint's Board of Directors agrees with this conclusion. This also was one of the corporate governance enhancements agreed to as part of the settlement of the derivative litigation described above.

Accordingly, the Board of Directors has approved and recommends that the Stockholders approve a proposal to amend the Articles of Incorporation to declassify the Board of Directors. Pursuant to the proposal, each Director elected at or after the 2004 Annual Meeting would be elected for a one-year term. Directors elected before the 2004 Annual Meeting (including Directors appointed by the Board to fill a vacancy) would serve the full duration of their existing three-year terms.

The proposed amendment also eliminates language in the current subsection 5(b) of ARTICLE FIFTH to remove a reference to a provision that expired on November 23, 2002.

Vote Required for Adoption of the Amendment to Eliminate the Classified Board of Directors. Adoption of the proposed amendment to the Articles of Incorporation requires the affirmative vote of the holders of a majority of the votes represented by the outstanding shares entitled to vote at the Annual Meeting.

The Board of Directors recommends that the Stockholders vote FOR approval of the amendment.

Appendix B

ARTICLES of INCORPORATION Article Fifth, marked to show the proposed amendments:

Fifth

Section 1. *Number of Directors.* The number of Directors shall not be less than eight nor more than 20 as may be determined from time to time by the affirmative vote of the majority of the Board of Directors.

Section 2. *Election of Directors.* (a) Subject to clause (b) below, the holders of Corporation Common Stock shall have the right to elect that number of Directors equal to the excess of (x) the total number of Directors over (y) the number of Directors, if any, that the holders of Preferred Stock, voting separately by class or series, are entitled to elect in accordance with the provisions of ARTICLE SIXTH of these Articles of Incorporation.

(b) So long as Section 310 remains in effect, under no circumstances shall an Alien Director elected by the holders of Corporation Common Stock be qualified to serve as a Director if the number of Aliens who would then be serving as members of the Board of Directors, including such elected Alien, would constitute more than the maximum number of Aliens permitted by Section 310 on the Board of Directors.

(c) ~~The Directors (other than any Directors elected by the holders of any one or more classes or series of Preferred Stock having the right, voting separately by class or series, to elect Directors) shall be divided into three classes, designated Class I, Class II and Class III, with the term of office of one class expiring each year. The number of Class I, Class II and Class III Directors shall consist, as nearly as practicable, of one third of the total number of Directors (other than any Directors elected by the holders of any one or more classes or series of Preferred Stock having the right, voting separately by class or series, to elect Directors). At each annual meeting of stockholders of this Corporation, successors to the class of Directors whose term expires at that annual meeting shall be elected for a three-year term.(d)~~ Whenever the holders of any one or more ~~classes or~~ series of Preferred Stock shall have the right, voting separately by class or series, to elect Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of these Articles of Incorporation applicable thereto, ~~and such Directors so elected shall not be divided into classes pursuant to this ARTICLE FIFTH unless expressly provided by such terms.~~

Section 3. ~~*Change in Number of Directors.* If the number of Directors (other than any Directors elected by the holders of any one or more classes or series of Preferred Stock having the right, voting separately by class or series, to elect Directors) is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible.Section 4.~~

Term of Office. (a) Each Director elected at or after the 2004 annual meeting of stockholders of this Corporation shall be elected for a ~~three-year term.~~one-year term. Directors elected before the 2004 annual meeting of stockholders of this Corporation shall serve the remaining duration of their three-year terms. A Director shall hold office until the annual meeting for the year in which his or her term expires and until ~~his~~a successor ~~shall be~~has been elected and ~~shall qualify~~qualified to serve, ~~subject to~~except in case of the Director's prior death, resignation, retirement, disqualification or removal from office.

(b) Any vacancy on the Board of Directors (whether resulting from an increase in the total number of Directors, the departure of one of the Directors or otherwise) may be filled by the affirmative vote of a majority of the Directors elected by the same class or classes of stockholders which would be entitled to elect the Director who would fill such vacancy if the annual meeting of stockholders of this Corporation were held on the date on which such vacancy occurred, provided that at any time when there is only one such Director so elected and then serving, such Director may fill such vacancy and, provided further, that at any time when there are no such Directors then serving, the stockholders of the class or classes entitled to elect the Director who will fill such vacancy shall have the right to fill such vacancy.

(c) Any ~~additional Director of any class elected to fill a vacancy resulting from an increase in the number of Directors of such class shall hold office for a term that shall coincide with the remaining term of the Directors of that class, but in no case will a decrease in the number of Directors shorten the term of any incumbent Director. Any Director elected to fill~~Director who fills a vacancy not resulting from an increase in the number of Directors shall have the same remaining term as that of his or her predecessor.

Section ~~5.~~ 4. *Rights, Powers, Duties, Rules and Procedures; Amendment of Bylaws.* (a) Except to the extent prohibited by law or as set forth in these Articles of Incorporation or the Bylaws, the Board of Directors shall have the right (which, to the extent exercised, shall be exclusive) to establish the rights, powers, duties, rules and procedures that from time to time shall govern the Board of Directors and each of its members, including, without limitation, the vote required for any action by the Board of Directors, and that from time to time shall affect the Directors' power to manage the business and affairs of this Corporation. Except to the extent required by law or as set forth in these Articles of Incorporation or the Bylaws, no Bylaw shall be adopted by stockholders which shall impair or impede the implementation of the foregoing.

(b) The Board of Directors is expressly authorized and empowered, in the manner provided in the Bylaws of this Corporation, to adopt, amend and repeal the Bylaws of this Corporation in any respect to the full extent permitted by the General Corporation Code not inconsistent with the laws of the General Corporation Code or with these Articles of Incorporation~~, provided that prior to November 23, 2002, ARTICLE IV, SECTION 13 of the Bylaws may not be amended, altered, repealed, superseded or made inoperative or ineffective by adoption of other provisions to the Bylaws or these Articles of Incorporation (any such action, a "CP Covered Bylaws Amendment") without the affirmative vote of the holders of record of (i) a majority of the votes represented by the shares of PCS Stock and Class A Common Stock then outstanding, voting together as a single class in accordance with ARTICLE SIXTH, Section 3.2(d), and (ii) a majority of the votes represented by the shares of Corporation Common Stock, voting together as a single class, at any annual or special meeting of stockholders, the notice of which shall have specified or summarized the proposed CP Covered Bylaws Amendment.~~.

Section ~~6~~5. *Removal.* A Director (other than a Director elected by the holders of any class or series of Preferred Stock having the right, voting separately by class or series, to elect Directors) may be removed only for cause. No Director so removed may be reinstated for so long as the cause for removal continues to exist. Such removal for cause may be effected only by the affirmative vote of the holders of a majority of the votes represented by the shares of the class or classes of stockholders which were entitled to elect such Director.

Section ~~7.~~ 6. *Definitions.* Certain capitalized terms used in this ARTICLE FIFTH without definition have the meanings set forth in Section 10 of ARTICLE SIXTH.

EXHIBIT D



Claudia S. Toussaint
Vice President and Corporate Secretary

Corporate Governance and Ethics
KSOPHF0302-3B679
6200 Sprint Parkway
Overland Park, KS 66251
Voice 913 794 1513
Fax 913 523 9825
claudia.toussaint@mail.sprint.com

November 29, 2004

VIA FEDERAL EXPRESS
Mr. Edward P. Olson
3729 Weston Place
Long Beach, California 90807

Re: Shareholder Proposal Submitted to Sprint Corporation

Dear Mr. Olson:

We received your shareholder proposal for our 2005 proxy statement requesting the declassification of Sprint's board of directors so that each director would stand for election annually beginning in 2006. We agree with your proposal and have already implemented it by asking our shareholders in 2003 to vote to declassify Sprint's board. The shareholders voted in favor of our proposal; consequently, Sprint has already taken all actions necessary to cause the annual election of all directors beginning in 2006. For your convenience, attached as Exhibit A are excerpts from Sprint's 2003 and 2004 proxy statements evidencing these facts.

Because all actions necessary to ensure your desired result have already been implemented, we kindly request that you withdraw your proposal by signing and dating the enclosed letter and returning it in the enclosed envelope or faxing it to 913-523-0528.

Your letter was accompanied by written authorization for John Chevedden to act on your behalf in all respects regarding your proposal. We have contacted Mr. Chevedden to provide him all of the information provided in this letter and the attachment and to make ourselves available to answer any questions that he might have. However, he inexplicably is unwilling to withdraw your proposal. Accordingly, we ask that you contact us at your earliest convenience to discuss this matter directly. Otherwise, we will contact the SEC to inform them that we intend to omit your proposal because it has already been implemented. We hope that you would agree that this would not be a productive use of the assets of Sprint or the SEC or your designated representative.

Again, we would be more than happy to talk with you or with you and Mr. Chevedden jointly.

Sincerely,

Claudia S. Toussaint

cc: John Chevedden

Exhibit A
Excerpts from Sprint's 2003 and 2004 Proxy Statements

1. **Sprint's 2004 Proxy Statement** included the following statement regarding the fact that our Articles of Incorporation had been amended as described in our 2003 Proxy Statement, excerpts of which are also attached. Section 3(a) of Article Fifth of our Articles of Incorporation, as amended, attached below for your convenience, is the relevant provision. [1]

I. ELECTION OF DIRECTORS

(Item 1 on Proxy Card)

The Board of Directors of Sprint was previously divided into three classes, with the term of office of each class ending in successive years. In 2003, Sprint amended its Articles of Incorporation to require that each Director elected at or after the 2004 Annual Meeting would be elected for a one-year term. Directors elected before the 2004 Annual Meeting (including Directors appointed by the Board to fill a vacancy) will serve the full duration of their existing three-year terms. The terms of the Directors formerly in Class III expire with this meeting. Each of the four nominees, if elected, will serve one year until the 2005 Annual Meeting and until a successor has been elected and qualified. The Directors in Class I will continue in office until the 2005 Annual Meeting and the Directors in Class II will continue in office until the 2006 Annual Meeting.

2. **Sprint's 2003 Proxy Statement** included the following management proposal and Appendix B. [2] In Appendix B, the text that was deleted has been struck through and text that has been inserted is underlined.

II. PROPOSAL TO ADOPT AN AMENDMENT TO THE ARTICLES OF INCORPORATION TO ELIMINATE CLASSIFICATION OF SPRINT'S BOARD OF DIRECTORS

(Item 2 on Proxy Card)

The Board of Directors has approved an amendment to ARTICLE FIFTH of Sprint's Articles of Incorporation to eliminate classification of Sprint's Board of Directors. The text of the proposed amendment, marked to show changes from the current Articles of Incorporation, is set forth in Appendix B to the proxy statement.

Sprint's Articles of Incorporation currently include a provision, adopted by Sprint's stockholders in 1983, establishing a classified Board of Directors. As a result, the Board of Directors was divided into three classes, with one class standing for election each year for a three-year term.

Reasons for and Effects of Proposed Amendment. At the time the Stockholders approved the establishment of a classified board in 1983, many companies and their stockholders believed a classified board would increase continuity and stability in a board's composition and in the policies formulated by the board. They also believed implementation of a classified board would discourage abusive hostile takeover tactics by making it difficult for raiders to obtain control of a company's board quickly through a proxy contest.

Many investors now believe classified boards decrease directors' accountability to stockholders. A number of scholars and companies now are concluding that despite the benefits of a classified board in promoting corporate stability and in deterring coercive takeover attempts, stockholders should have the opportunity to elect the company's directors annually. Sprint's Board of Directors agrees with this conclusion. This also was one of the corporate governance enhancements agreed to as part of the settlement of the derivative litigation described above.

Accordingly, the Board of Directors has approved and recommends that the Stockholders approve a proposal to amend the Articles of Incorporation to declassify the Board of Directors. Pursuant to the proposal, each Director elected at or after the 2004 Annual Meeting would be elected for a one-year term. Directors elected before the 2004 Annual Meeting (including Directors appointed by the Board to fill a vacancy) would serve the full duration of their existing three-year terms.

The proposed amendment also eliminates language in the current subsection 5(b) of ARTICLE FIFTH to remove a reference to a provision that expired on November 23, 2002.

Vote Required for Adoption of the Amendment to Eliminate the Classified Board of Directors. Adoption of the proposed amendment to the Articles of Incorporation requires the affirmative vote of the holders of a majority of the votes represented by the outstanding shares entitled to

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[1] See "Election of Directors" on p. 7 of Sprint 2004 Proxy Statement filed on March 16, 2004, available at http://www.sprint.com/sprint/ir/sec/.

[2] See "Proposal to Adopt an Amendment to the Articles of Incorporation to Eliminate Classification of Sprint's Board Of Directors" on pp. 28-29 of Sprint 2003 Proxy Statement filed on April 15, 2003, available at http://www.sprint.com/sprint/ir/sec/.

vote at the Annual Meeting.

The Board of Directors recommends that the Stockholders vote FOR approval of the amendment.

Appendix B

ARTICLES of INCORPORATION Article Fifth, marked to show the proposed amendments:

Fifth

Section 1. *Number of Directors.* The number of Directors shall not be less than eight nor more than 20 as may be determined from time to time by the affirmative vote of the majority of the Board of Directors.

Section 2. *Election of Directors.* (a) Subject to clause (b) below, the holders of Corporation Common Stock shall have the right to elect that number of Directors equal to the excess of (x) the total number of Directors over (y) the number of Directors, if any, that the holders of Preferred Stock, voting separately by class or series, are entitled to elect in accordance with the provisions of ARTICLE SIXTH of these Articles of Incorporation.

(b) So long as Section 310 remains in effect, under no circumstances shall an Alien Director elected by the holders of Corporation Common Stock be qualified to serve as a Director if the number of Aliens who would then be serving as members of the Board of Directors, including such elected Alien, would constitute more than the maximum number of Aliens permitted by Section 310 on the Board of Directors.

(c) ~~The Directors (other than any Directors elected by the holders of any one or more classes or series of Preferred Stock having the right, voting separately by class or series, to elect Directors) shall be divided into three classes, designated Class I, Class II and Class III, with the term of office of one class expiring each year. The number of Class I, Class II and Class III Directors shall consist, as nearly as practicable, of one third of the total number of Directors (other than any Directors elected by the holders of any one or more classes or series of Preferred Stock having the right, voting separately by class or series, to elect Directors). At each annual meeting of stockholders of this Corporation, successors to the class of Directors whose term expires at that annual meeting shall be elected for a three-year term.(d)~~ Whenever the holders of any one or more ~~classes or~~ series of Preferred Stock shall have the right, voting separately by class or series, to elect Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of these Articles of Incorporation applicable thereto, ~~and such Directors so elected shall not be divided into classes pursuant to this ARTICLE FIFTH unless expressly provided by such terms.~~

Section 3. ~~*Change in Number of Directors.* If the number of Directors (other than any Directors elected by the holders of any one or more classes or series of Preferred Stock having the right, voting separately by class or series, to elect Directors) is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible.Section 4.~~

Term of Office. (a) Each Director elected at or after the 2004 annual meeting of stockholders of this Corporation shall be elected for a ~~three-year term.~~one-year term. Directors elected before the 2004 annual meeting of stockholders of this Corporation shall serve the remaining duration of their three-year terms. A Director shall hold office until the annual meeting for the year in which his or her term expires and until ~~his~~a successor ~~shall be~~has been elected and ~~shall qualify~~qualified to serve, ~~subject to~~except in case of the Director's prior death, resignation, retirement, disqualification or removal from office.

(b) Any vacancy on the Board of Directors (whether resulting from an increase in the total number of Directors, the departure of one of the Directors or otherwise) may be filled by the affirmative vote of a majority of the Directors elected by the same class or classes of stockholders which would be entitled to elect the Director who would fill such vacancy if the annual meeting of stockholders of this Corporation were held on the date on which such vacancy occurred, provided that at any time when there is only one such Director so elected and then serving, such Director may fill such vacancy and, provided further, that at any time when there are no such Directors then serving, the stockholders of the class or classes entitled to elect the Director who will fill such vacancy shall have the right to fill such vacancy.

(c) Any ~~additional Director of any class elected to fill a vacancy resulting from an increase in the number of Directors of such class shall hold office for a term that shall coincide with the remaining term of the Directors of that class, but in no case will a decrease in the number of Directors shorten the term of any incumbent Director. Any Director elected to fill~~Director who fills a vacancy not resulting from an increase in the number of Directors shall have the same remaining term as that of his or her predecessor.

Section ~~5.~~ 4. *Rights, Powers, Duties, Rules and Procedures; Amendment of Bylaws.* (a) Except to the extent prohibited by law or as set forth in these Articles of Incorporation or the Bylaws, the Board of Directors shall have the right (which, to the extent exercised, shall be exclusive) to establish the rights, powers, duties, rules and procedures that from time to time shall govern the Board of Directors and each of its members, including, without limitation, the vote required for any action by the Board of Directors, and that from time to time shall affect the Directors' power to manage the business and affairs of this Corporation. Except to the extent required by law or as set forth in these Articles of Incorporation or the Bylaws, no Bylaw shall be adopted by stockholders which shall impair or impede the implementation of the foregoing.

(b) The Board of Directors is expressly authorized and empowered, in the manner provided in the Bylaws of this Corporation, to adopt, amend and repeal the Bylaws of this Corporation in any respect to the full extent permitted by the General Corporation Code not inconsistent with the laws of the General Corporation Code or with these Articles of Incorporation~~, provided that prior to November 23, 2002, ARTICLE IV, SECTION 13 of the Bylaws may not be amended, altered, repealed, superseded or made inoperative or ineffective by adoption of other provisions to the Bylaws or these Articles of Incorporation (any such action, a "CP Covered Bylaws Amendment") without the affirmative vote of the holders of record of (i) a majority of the votes represented by the shares of PCS Stock and Class A Common Stock then outstanding, voting together as a single class in accordance with ARTICLE SIXTH, Section 3.2(d), and (ii) a majority of the votes represented by the shares of Corporation Common Stock, voting together as a single class, at any annual or special meeting of stockholders, the notice of which shall have specified or summarized the proposed CP Covered Bylaws Amendment.~~.

Section ~~6~~5. *Removal.* A Director (other than a Director elected by the holders of any class or series of Preferred Stock having the right, voting separately by class or series, to elect Directors) may be removed only for cause. No Director so removed may be reinstated for so long as the cause for removal continues to exist. Such removal for cause may be effected only by the affirmative vote of the holders of a majority of the votes represented by the shares of the class or classes of stockholders which were entitled to elect such Director.

Section ~~7.~~ 6. *Definitions.* Certain capitalized terms used in this ARTICLE FIFTH without definition have the meanings set forth in Section 10 of ARTICLE SIXTH.

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

December __, 2004

Claudia S. Toussaint
Corporate Secretary
Sprint Corporation
6200 Sprint Parkway
KSOPHF0302-3B679
Overland Park, KS 66251

Re: Shareholder Proposal Submitted to Sprint Corporation

Dear Ms. Toussaint:

Regarding the shareholder proposal submitted by me for consideration at Sprint Corporation's 2005 annual meeting of shareholders (the "Shareholder Proposal"), I am withdrawing the Shareholder Proposal in light of the fact that the desired result of the proposal submitted has already been achieved.

Sincerely,

Edward P. Olson

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sprint Corporation (FON)
Proponent Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Proponent: Edward P. Olson

Ladies and Gentlemen:

The company engaged in high pressure tactics and heated telephone conversations to have this rule 14a-8 proposal withdrawn. These high pressure tactics were by a person other than the person who submitted the no action request letter. This type of company desperation leads to the impression that the company is falling short in the steps it has cited in its no action request or intends to reverse the steps it has cited in its no action request.

The company inconsistently claims it has already declassified its board yet states that Class II directors will not be subject to annual election in 2005.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Edward P. Olson
Claudia Toussaint

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy example.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, recommends adoption of this proposal topic.

Annual Vote on Each Audit Committee Member

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing.

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- An awesome 80% shareholder vote was required to make certain key changes at our company – entrenchment concern.
- The combination of our 80% super majority vote requirement and 3-year director terms could pose a formidable barrier to a profitable offer for our stock. Or an exchange for stock in a more valuable company.
- We had no Lead Director or Independent Chairman.
- Our key Audit Committee had 2 of 3 members with 16-years tenure including the chairman – independence concern. Plus one member was age 75.
- Four directors were allowed to hold 4 to 7 board seats – over-extension concern.
- 2003 CEO pay of $11 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

The above slate of sub-par practices reinforce the reason to adopt the one RESOLVED statement at the beginning of this proposal.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Verification of stock ownership will be forwarded. Shares are intended to be held until after the shareholder meeting.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 18, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sprint Corporation
Incoming letter dated December 17, 2004

The proposal requests that the board take the necessary steps to adopt and implement the annual election of each director.

There appears to be some basis for your view that Sprint may exclude the proposal under rule 14a-8(i)(10). In this regard, we note Sprint's representation that the company's articles of incorporation provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if Sprint omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Sukjoon Richard Lee
Attorney-Adviser